Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* McDonough, Jeffrey (Last) (First) (Middle) 5 Volino Drive (Street) Poughkeepsie, New York 12603 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 02/28/2003	4. Issuer Name and Ticker or Trading Symbol Hudson United Bancorp (HU)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer
                  (Check all applicable)
___ Director                          ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Director Human Resources, First Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Hudson United Bancorp - Common Stock	2,526.2816	D	401K
Hudson United Bancorp - Common Stock	6,990.079	D
Hudson United Bancorp - Common Stock	502	I	Poug. Sav Bank Def. Comp. Plan
	10,018.3606	SELECT	TOTAL
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Hudson United Bancorp - Common Stock	08/28/2003	08/28/2008	Stock Options	5,665	$23.718	D
Hudson United Bancorp - Common Stock	06/27/1996	06/27/2004	Stock Options	7,477	$13.8305	D
Hudson United Bancorp - Common Stock	06/25/1995	06/25/2003	Stock Options	3,738	$7.281	D
Hudson United Bancorp - Common Stock	04/24/1998	12/10/2006	Stock Options	3,701	$14.925	D
Hudson United Bancorp - Common Stock	03/22/2004	03/22/2009	Stock Options	113	$29.127	D
Hudson United Bancorp - Common Stock	12/15/2004	12/15/2009	Stock Options	21,199	$23.6932	D
Hudson United Bancorp - Common Stock	08/07/2005	08/07/2012	Stock Options	7,500	$27.39	D
Hudson United Bancorp - Common Stock			Stock Options			I
Explanation of Responses:
**	Intentional misstatements || omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ **Signature of Reporting Person Jeffrey McDonough	03/07/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.